General Electric Company
                                3135 Easton Turnpike
                                Fairfield, CT 06431





April 22, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      General Electric Company
         Registration Statement on Form S-3
         Registration No. 333-85924

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), General Electric Company (the "Registrant") hereby requests the withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto (Registration No. 333-85924), filed with the Securities and Exchange Commission (the "Commission") on April 9, 2002 (the "Registration Statement").

Pursuant to the Registration Statement, the Registrant proposed to register 23,770,662 shares of its Common Stock, par value $.06 per share (the "Common Stock"), to be issued to certain shareholders of Telemundo Communications Group, Inc. ("Telemundo") in connection with the Registrant's acquisition of Telemundo pursuant to an agreement and plan of merger, dated as of October 11, 2001. The Registrant desires to withdraw the Registration Statement because no shares of Common Stock were issued to the shareholders of Telemundo at the consummation of the acquisition of Telemundo. The Registration Statement was never declared effective and no securities were sold under the Registration Statement. Accordingly, the Registrant requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Registrant also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant's account.

If you have any questions regarding the foregoing application for withdrawal, please contact Robert E. Healing, Esq., Corporate Counsel, at (203) 373-2243.


                            Very truly yours,

                            GENERAL ELECTRIC COMPANY

                        By: /s/ Robert E. Healing
                            --------------------------------
                            Name: Robert E.Healing
                            Title: Corporate Counsel